SEC
Mail Processing
Section

MAR 04 2013

Washington DC
401

13014279

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53598

8-53598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCTEG, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N. Orleans Street 3rd Floor South
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Donelson (312) 931-2383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/9

OATH OR AFFIRMATION

I, James A. Donelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCTEG, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
APOLLONIA PONTICIELLO
Notary Public - State of Illinois
My Commission Expires Aug 15, 2016

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Octeg, LLC
Statement of Financial Condition
December 31, 2012
Available for Public Inspection

pwc

Octeg, LLC
Statement of Financial Condition
December 31, 2012
Available for Public Inspection

Octeg, LLC
Index
December 31, 2012

Page(s)

pwc

Independent Auditor's Report

To the Member of Octeg, LLC:

We have audited the accompanying statement of financial condition of Octeg, LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 6, the Company has significant transactions with its Parent and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2013

Octeg, LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 54,153,041
Receivables from exchanges	3,975,277
Receivables from clearing brokers and clearing organizations	32,011,261
Exchange deposits	16,782,960
Securities and options owned, at fair value	238,889,991
Securities borrowed	51,409,600
Receivables from affiliates	17,260,940
Other assets	1,057,553
Total assets	$ 415,540,623
Liabilities and Member's Equity	
Liabilities	
Payables to clearing brokers and clearing organizations	$ 21,310,613
Securities and options sold, not yet purchased, at fair value	219,103,537
Payables to affiliates and Parent	17,149,667
Accounts payable and accrued expenses	5,780,794
Total liabilities	263,344,611
Member's equity	152,196,012
Total liabilities and member's equity	$ 415,540,623

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations and Significant Accounting Policies

Nature of Operations
Octeg, LLC (the "Company") is registered with NYSE Arca, Inc. ("NYSE") and the Securities and Exchange Commission (the "SEC") as a securities broker-dealer. The Company is engaged in buying, selling and dealing as principal, primarily in securities and options, for its own account. The Company is a self-clearing member of NYSE, Boston Options Exchange, International Securities Exchange, NASDAQ OMX, NASDAQ OMX PHLX, BATS Global Markets, Miami International Securities Exchange, and the Electronic Liquid Exchange and, as a result, clears the majority of its equities trading internally.

The Company's designated self-regulatory organization is NYSE, which has contracted with and designated certain regulatory responsibilities to the Financial Industry Regulatory Authority, Inc. The Company is an Illinois limited liability company. The sole member of the Company is GETCO, LLC (the "Parent"), which is a wholly owned subsidiary of Getco Holding Company, LLC ("GHC").

New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to conform existing guidance regarding fair value measurement and related disclosures between U.S. GAAP and International Financial Reporting Standards. The ASU provides guidance on how to measure fair value and additional disclosure requirements, including transfers between Levels 1 and 2 - and for Level 3 fair value measurements, a description of the companies' valuation processes and additional information about unobservable inputs impacting Level 3 measurements. This ASU is effective for interim and annual periods beginning on or after December 15, 2011. The Company adopted this ASU effective January 1, 2012, and other than the change in presentation, has determined that the adoption of this ASU has not had a material impact on the Company's financial statement.

Use of Estimates
The preparation of this financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Cash Equivalents
The Company defines cash equivalents as all highly liquid investments purchased with an original maturity of three months or less.

Fair Value of Financial Instruments
Fair value for securities and options owned and securities sold, not yet purchased is estimated using external market quotations. Management estimates the value of other financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximate their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Securities Borrowed and Loaned
Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. In securities loaned transactions, the Company receives collateral in the form of cash or other collateral and are included in payables to clearing brokers and clearing organizations on the statement of financial condition. As of December 31, 2012, the market value of securities received in securities borrowed transactions was $49,835,001. The market value of securities delivered in

securities loaned transactions was $6,930. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, as appropriate.

Income Taxes

The Company is treated as a disregarded entity for income tax purposes. As a result, the Company is not subject to federal income taxes, but rather such taxes are the responsibility of its member.

Under the accounting guidance related to income taxes, the recognition of a benefit from a tax position requires that management determine whether such tax position is "more likely than not" to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50% likely of being realized upon settlement.

2. Fair Value of Financial Instruments

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are as follows:

Level 1	Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access, which does not require significant namagerial judgment.
Level 2	Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company records its securities and options at fair value. These categories can further be divided between those held long or sold short.

Securities and options whose values are based on quoted market prices in active markets and are, therefore, classified within level 1 include active listed equities and certain U.S. government and sovereign obligations. The Company does not adjust the quoted price for such instruments, even

in situations where the Company holds a large position and a sale could reasonably be expected to impact the quoted price.

Money market instruments included in cash and cash equivalents on the statement of financial condition are classified within level 1. Fair value for money market instruments is based on quoted net asset value.

Securities and options that trade in markets that are not considered to be active, but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs, are classified within level 2. The Company did not own any level 2 financial instruments at December 31, 2012, or at any time during the year then ended.

Level 3 instruments held by the Company include Depository Trust Clearing Corporation common shares required to ensure status as a clearing member, as well as preferred shares held as part of a joint back office account agreement with one of the Company's clearing brokers. These securities do not have active markets and do not have comparable marketable securities. Currently, we believe that the price originally paid for the shares approximates fair value of the stock given the recent purchase of these shares and the closed nature of the investment. There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2012.

The following table presents the financial instruments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2012.

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Money market securities*	$ 35,878,036	$ -	$ -	$ 35,878,036
United States government obligations - on deposit with exchanges**	1,997,614	-	-	1,997,614
Equities	105,772,788	-	703,279	106,476,067
Options	92,304,750	-	-	92,304,750
United States and other government obligations	40,109,174	-	-	40,109,174
Futures***	227,585	-	-	227,585
Subtotal	$ 276,289,947	$ -	$ 703,279	$ 276,993,226

	Liabilities at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Equities	$ 130,290,859	$ -	$ -	$ 130,290,859
Options	69,756,435	-	-	69,756,435
United States and other government obligations	19,056,243	-	-	19,056,243
Subtotal	$ 219,103,537	$ -	$ -	$ 219,103,537

* Included in cash and cash equivalents on the statement of financial condition
** Included in exchange deposits on the statement of financial condition
** Included in receivables from clearing brokers and clearing organizations on the statement of financial condition

The following table includes a roll forward of the amounts for the year ended December 31, 2012

for securities classified within level 3. The classification of securities within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

Fair Value Measurement using Level 3 Inputs		
Balance at December 31, 2011	$	232,393
Purchase of securities		470,886
Balance at December 31, 2012	$	703,279

3. Receivables from Clearing Brokers and Clearing Organizations and Payables to Clearing Brokers and Clearing Organizations

Receivables from clearing brokers and clearing organizations represent amounts due from the clearing brokers and clearing organizations resultant from monies deposited on margin and trading activities. Payables to clearing brokers and clearing organizations represent amounts due to the clearing brokers and clearing organizations due to trading activities.

4. Receivables from Exchanges and Exchange Deposits

Receivables from exchanges represent amounts due from the exchanges resultant from the Company's trading activities and consist primarily of liquidity rebates. Exchange deposits represent cash and securities on deposit at exchanges to meet margin requirements.

5. Revolving Credit Facility

On June 6, 2012, the Company retired the August 12, 2011, secured revolving credit facility and entered into a $350 million syndicated secured revolving credit facility with a consortium of banks. Borrowings under the facility will bear interest at the then current LIBOR rate plus a margin of 1.75% per annum and may be used to finance the purchase and settlement of securities. A commitment fee of 0.35% per annum on the average daily unused portion of the facility is payable quarterly in arrears. The ability to draw on this facility is limited to a percentage of the market value of temporary positions pledged as collateral. Legal and other fees paid up-front are recorded as other assets on the statement of financial condition and are amortized using the straight-line method over the term of the facility. At December 31, 2012, the unamortized balance of the paid up-front fees was $926,389 and is included as other assets on the statement of financial condition. The facility requires, among other restrictions, the maintenance of total regulatory capital, excess regulatory net capital and limits total assets to total regulatory capital. At December 31, 2012, and for the twelve months then ended, the Company was in compliance with these covenants. No amount was drawn under the facility at December 31, 2012.

6. Related Parties

Under a written agreement, the Company recognizes a management fee to its Parent covering allocated administrative and compensation expenses incurred by the Parent in providing shared services to the Company.

The Company pays order flow to an affiliated broker-dealer.

Global Colocation Services, LLC (a wholly owned subsidiary of GHC) provides market data, information and colocation services to the Company.

Certain amounts due to affiliates in Europe and Asia arise from clearing futures and equity trades conducted by affiliated entities using the Company's trading platform.

Pursuant to a revenue sharing agreement with an affiliated broker-dealer, Getco Securities, LLC ("GTS"), the Company shares in GTS's trading gains and losses on an equal basis.

On November 30, 2012, the Company entered a seven year revolving loan agreement with GHC whereby up to $25,000,000 can be loaned to GHC at a rate of USD thirty-day LIBOR + 2%. At December 31, 2012, $17,000,000 had been loaned to GHC.

The Company pays certain expenses on behalf of its affiliates and has certain expenses paid by affiliates on its behalf. Such payments are reimbursed by the Company or by the affiliate, as applicable, pursuant to an Intercompany expense reimbursement agreement by and among the Company and GHC.

At December 31, 2012, the amounts due from/to affiliates and Parent included the following:

	Due From	Due To
GETCO, LLC	$ -	$ 16,251,316
Global Colocation Services, LLC	10,342	-
GETCO Europe Ltd.	-	335,305
GETCO Asia Ltd.	17,009	-
GETCO Execution Services, LLC	-	61,350
GETCO Securities, LLC	-	501,696
GETCO Holding Company, LLC	17,109,718	-
Automat, Ltd.	123,871	-
Total	$ 17,260,940	$ 17,149,667

7. Financial Instruments with Off-Balance Sheet Risk

The Company, in connection with its proprietary trading activities, may enter into transactions involving derivative financial instruments, including option contracts, futures contracts and other financial instruments with similar characteristics. During the year, the Company primarily traded options related to U.S. listed equities.

Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contract price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contract price in the event the option is exercised by the holder. Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. These contracts are marked-to-market based upon quoted market prices, with gains and losses recorded in trading gains and losses, net on the statement of operations.

As of December 31, 2012, the number of long and short open option contracts was 199,324 and 196,804, respectively. These open positions are indicative of the level of activity throughout the year.

As of December 31, 2012, the number of long and short open futures contracts was 87 and 129, respectively. These open positions are indicative of the level of activity throughout the year.

Market Risk
Market risk is the potential for changes in the value of financial instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates and commodity prices. A description of each such market risk category is set forth below:

- Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and credit spreads.
- Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil and petroleum products.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk
Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, including options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers. Substantially all of the Company's transactions are executed in exchange traded instruments.

Concentrations of Credit Risk
The Company clears the majority of its trades internally, but also uses other third-party clearing brokers. Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. This risk of default also depends on the creditworthiness of the counterparties to each of these transactions. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers and counterparties.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors the creditworthiness of the banks. The Company has not experienced and does not expect to experience any losses in such accounts.

Management believes that the Company is not exposed to any significant credit risk as a result of its monitoring procedures and the nature of its financial instruments.

8. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain representations or warranties which may provide general or specific indemnifications to others. Additionally, the Company is subject to certain pending and threatened legal and regulatory actions which arise in the normal course of business. The outcome of these matters is inherently uncertain, particularly with respect to unasserted claims and proceedings in their early stages. Accordingly, estimates may change from time to time and actual losses may be more or less than

the current estimate. The Company accounts for potential losses related to these actions in accordance with the accounting guidance for contingencies. As of December 31, 2012, reserves provided for potential losses and the range of reasonably possible losses, in excess of reserves, related to litigation, regulatory and related matters were not material, and based on currently available information, the outcome of any proceedings will not have a material adverse effect on the Company's operating results or financial condition.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be contractually required to pay a proportionate share of the obligations of another unaffiliated member who may default on its obligation to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in this financial statement for these agreements and believes that any potential requirement to make payments under these agreements is remote.

9. Subsequent Events

The Company has evaluated the events and transactions that have occurred through February 28, 2013, the date this report was available to be issued, and noted no items requiring adjustment of this financial statement or additional disclosures.

GHC has entered into a merger agreement with Knight Capital Group, Inc. On February 13, 2013, a Registration Statement in connection with the merger was filed with the SEC. The Company anticipates this transaction will close in the second or third quarter of 2013.